B

0-29898

02025875

P.E. 3/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	**Document**
1.	Press Release dated March 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

March 18, 2002

FOR IMMEDIATE RELEASE

RIM TO OFFER OEM RADIO MODEMS FOR GSM/GPRS WIRELESS NETWORKS WORLDWIDE

RIM Radio Modems Embedded In Mobile Products From OEM Equipment And Terminal Manufacturers

CTIA – Orlando, FL – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM) today announced a new family of OEM radio modems for GSM/GPRS wireless networks worldwide, providing RIM with the opportunity to sell its OEM radio modems in international markets for the first time. The new embedded radio modems are designed for Original Equipment Manufacturer (OEM) customers and incorporate the same core radio frequency (RF) technology built into BlackBerry Wireless Handhelds™ (5800 Series). RIM has already begun working with a number of OEM customers to integrate the new radio modems and will demonstrate beta versions of the GSM/GPRS OEM radio modems this week at CTIA (RIM booth # 1403) in Orlando, Florida.

"Our lengthy experience with wireless integration and longstanding relationships with leading wireless carriers, system integrators and VARs enables RIM to properly support our OEM customers in the development and deployment of their solutions," said Mike Lazaridis, President and Co-CEO at Research In Motion. "The GSM/GPRS family of RIM radio modems incorporates six generations of hardware design knowledge and fourteen years of packet data software experience. We have leveraged our proven BlackBerry™ handheld technology to provide equipment and terminal manufacturers with powerful radio modems that are reliable, efficient, compact and easy to integrate."

RIM's radio modems are designed to allow OEM manufacturers to wirelessly enable a variety of products including laptops, handheld devices, point-of-sale terminals, bank machines, billboards, monitoring and metering equipment, vending machines, GPS systems and automobiles. For example, manufacturers use RIM's OEM radio modems to wirelessly enable ruggedized computers and provide field service personnel with remote access to corporate information systems. This constant connectivity enables field service personnel to increase both productivity and customer service. Also, point-of-sale terminal manufacturers use RIM's radio modems to provide wireless credit and debit card authorization for remote sales transactions that occur with residential and commercial deliveries and taxi fares.

RIM's OEM customers are provided with reliable, high-quality radio modems that offer efficient power management, small and lightweight designs, proven radio code and easy integration. The new RIM GSM/GPRS radio modems have similar form factors and electromechanical interfaces to RIM's current 902M (Mobitex) and 802D (DataTAC) OEM radio modems, providing manufacturers the versatility to easily deploy products for multiple wireless networks.

RIM's GSM/GPRS OEM radio modems offer both off-board (models 1802G and 1902G) and on-board (models 1802GS and 1902GS) SIM (Subscriber Identity Module) chip configurations. An off-board SIM chip configuration allows integrators to make the SIM chip user accessible, while a fully integrated on-board SIM chip configuration saves integrators development time and money by eliminating the need for a separate SIM holder.

General Packet Radio Service (GPRS) is a global wireless standard that uses existing GSM (Global System for Mobile telecommunications) radio base stations and converts wireless data into standard Internet packets, enabling interoperability between the Internet and the GSM/GPRS network.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

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Media Contact:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.